

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 20, 2016

Via E-Mail
Mr. William J. Clifford
Chief Financial Officer
Gaming and Leisure Properties, Inc.
845 Berkshire Blvd., Suite 200
Wyomissing, PA 19610

      Re: **Gaming and Leisure Properties, Inc.**
              Form 10-Q
              Filed on November 9, 2016
              File No. 001-36124

Dear Mr. Clifford:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q filed on November 9, 2016

Item 1 Financial Statements (Unaudited) page 4

Notes to the condensed consolidated financial statements, page 8

5 Acquisitions

1.   We note your disclosure that you acquired the real property assets of the Meadows from CCR on September 9, 2016 and that in a separate transaction Pinnacle purchased the entities holding the Meadows gaming and licenses and operating assets from CCR. We further note disclosure in your Form 8-K filed on September 9, 2016 that the Company purchased the Meadows from CCR and concurrently the Company sold the entities holding the gaming licenses and operating assets of the Meadows to Pinnacle. Please reconcile the apparent discrepancies between the two disclosures for us and tell us in more detail the composition of the assets you acquired. Please cite any relevant sections

of the purchase and sale agreements in your response. In addition, please tell us how you accounted for this transaction including the basis of your conclusion and the accounting literature you relied upon.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities